UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 16, 2014

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐ No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated May 12, 2014 of Global Ship Lease, Inc. (the “Company”) reporting the appointment of two new independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: May 16, 2014	By:	/s/ Ian J. Webber
Ian J. Webber Chief Executive Officer

Exhibit I

Global Ship Lease Expands Its Board of Directors With Appointment of Two Independent Directors

LONDON, May 12, 2014 (GLOBE NEWSWIRE) — Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today the appointment of Alain Wils and John van de Merwe to the Company’s Board of Directors, increasing the Board to six members. Mr. Wils and Mr. van de Merwe were appointed by the existing Board of Directors following their nomination by the Company’s largest shareholder, CMA CGM.

Mr. Wils currently serves as a consultant in the shipping and logistics industries, with more than 40 years of experience. After serving as Chairman and CEO of Sceta International, a leading European logistics and freight forwarding company, Mr. Wils was a Managing Director and then Executive Board member of CMA CGM from 1996 to 2008.

Mr. van de Merwe provides consultancy services in transportation and logistics, also with more than 40 years of industry experience. Following a 28-year tenure at Sea-Land Service Inc, serving in various executive capacities in the United States and Europe, including as an officer of the company, Mr. van de Merwe served from 2000-2006 as President and CEO of CMA CGM (America).

Michael Gross, Chairman of the Board of Global Ship Lease, commented, “Global Ship Lease welcomes the appointment of these two industry veterans to our Board of Directors. We look forward to their important contributions at a time when the Company is well positioned to pursue attractive acquisition opportunities, to continue to benefit from our strong contracted revenues and to ultimately maximize value for all shareholders.”

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at March 31, 2014 of 10.1 years. 17 vessels are fixed on charters, 16 of which are chartered to CMA CGM. The average remaining term of the charters at March 31, 2014 was 6.5 years or 7.3 years excluding the two vessels on short term charters.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438